Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statements on Form S-8 (Nos. 033-94400, 033-56454, 033-42156, 333-37017, 333-38206, 333-38212, 333-48632, 333-48634, 333-73868, 333-108514 333-128618, 333-153195, 333-158757, 333-163293, and 333-167864) of our report dated March 31, 2011, relating to the consolidated financial statements of Bioject Medical Technologies Inc. (the “Company”) appearing in this Annual Report (Form 10-K) for the year ended December 31, 2010.

Our audit report dated March 31, 2011, contains an explanatory paragraph that states that the Company’s recurring losses, negative cash flows from operations, and accumulated deficit raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Moss Adams LLP

Portland, Oregon
March 31, 2011